Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT SMART XLIGHT FIBER OPTIC CABLING SOLUTION CERTIFIED BY
INDEPENDENT PERFORMANCE LABORATORY

– Intertek lab tests certify that RiT's high performance 10Gb/s and 100Gb/s-ready end-to-end cabling solutions exceed ANSI/TIA-568-C performance requirements –

Tel Aviv, Israel – July 17, 2012 – RiT Technologies (NASDAQ: RITT), today announced that its SMART Xlight™ end-to-end fiber optic cabling solution has been certified by an independent laboratory to exceed 10 Gb/s and 100Gb/s performance requirements as specified in the ANSI/TIA-568-C standard. The independent testing was performed by Intertek, one of the world’s largest and most widely respected independent testing organizations, across multiple channel configurations that included RiT SMART Xlight end-to-end 10G configuration, RiT SMART Xlight end-to-end 100G configuration, LC multi-mode cords, LC-MPO cassettes, MPO-MPO pre-terminated cables, LC-LC cassettes and MPO cords, in both intelligent and non-intelligent architectures.

"Extended performance margins are crucial in high-bandwidth multi-fiber array systems like RiT's SMART Xlight fiber optic line," commented Dr. Ben Eshay, RiT’s CTO. "The tests performed by this respected laboratory certify that our products support high-density, high-bitrate protocols and installations, future-proofing the datacenter through the provision of 10, 40 or 100 gigabytes per second bandwidth. This is a benefit that data center engineers can leverage to create maximum flexibility and superior performance in their data center designs, especially when coupled with the deployment of RiT’s intelligent infrastructure management solutions."

Dr. Ben Eshay continued, "In fact, every aspect of our SMART datacenter cabling product line reflects our 20 years of experience in providing the top quality, cutting-edge solutions that meet the exacting needs of our customers’ dynamic organizations. With a total commitment to R&D and testing, we bring a broad variety of innovative products to markets looking for robust, reliable performance in all types of real-world data center environments. As the data center industry continues raising the performance bar, we continue to evolve, creating ever-higher-grade products today that support both current and future needs.”

About RiT Technologies

RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX, increase their efficiency and improve their automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Dr. Ben Eshay
CTO
+972-77-270-7203
erez.beneshay@rittech.com